Exhibit 99.1

ASX ANNOUNCEMENT (ASX: NVX)

Management Update

Chattanooga, TN (USA), 9 June 2026 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials company, today announced that Chief Financial Officer, Robert Long, will be leaving the company in July to pursue other opportunities.

The Board thanks Robert for his valuable contribution to the Company during his tenure and wishes him every success in his future endeavours.

To ensure a smooth transition, current Chair, Ron Edmonds, has agreed to assume the role of Interim Chief Financial Officer while the Company undertakes a search for a permanent replacement. During this period, Ron Edmonds will step aside from the role of Chair.

Ron Edmonds is a seasoned finance leader with extensive experience in leadership roles at Dow Chemical, including as Chief Accounting Officer. His leadership and experience will significantly contribute to NOVONIX’s continued growth.

Deputy Chair, Admiral Robert Natter, will resume the role of Chair of the Company to allow Ron Edmonds to perform the duties of Interim Chief Financial Officer.

The Board is confident that these arrangements will provide continuity of leadership and support the Company’s ongoing operations during the transition period pending recruitment of a full-time replacement for the position.

This announcement has been authorised for release by Ron Edmonds, Chairman.

About NOVONIX

NOVONIX is building a resilient North American battery materials supply chain to reduce risk and support U.S. energy independence. Headquartered in Chattanooga, Tennessee, the company produces high-performance synthetic graphite anode materials for lithium-ion batteries, serving energy storage, electric vehicles, and industrial markets. Through proprietary technologies and expanding manufacturing capacity, NOVONIX is scaling critical battery materials to meet growing global demand.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

1029 West 19thStreet; Chattanooga, TN 37408; USA | novonixgroup.com

ASX ANNOUNCEMENT (ASX: NVX)

For NOVONIX Limited

Investors: ir@novonixgroup.com

Media: media@novonixgroup.com

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements made regarding anticipated qualification and production and the timelines therefor, the deployment and scaling of furnace technology and the timeline therefor, the creation and development of new technology, and efforts to develop a North American battery materials supply chain.

The Company has based such statements on current expectations and projections about future events and trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of its furnace technology, ability to meet the technical specifications and demand of existing and future customers, the accuracy of estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and compliance with the applicable terms of government funding and other support, ability to obtain patent rights effective to protect its technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory and economic developments in the United States, Australia, and other jurisdictions. These and other factors that could affect its business and results are included in its filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting the Company’s Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. The Company undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

1029 West 19thStreet; Chattanooga, TN 37408; USA | novonixgroup.com